AUTOINFO, INC.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487
(Tel) 561-988-9456

United States Securities and Exchange Commission
Washington, D.C.

Attention:	Mr. David R. Humphrey, Branch Chief
Ms. Beverly A. Singleton, Staff

Re:	Response to comment letter dated July 5, 2011
AutoInfo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 17, 2011
File No. 1-11497

Ladies and Gentlemen:

AutoInfo, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated July 5, 2011 (the “Comment Letter”) regarding the above-referenced 1934 Act filing.

For the convenience of the Staff’s review we have set forth the comment, contained in the Comment Letter, in italics above our response.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.
We note that you have not disclosed whether you consider diversity in identifying director nominees as required by Item 407(c)(2)(vi) of Regulation S-K. Please confirm that in future filings you will revise your disclosure to include this information.

Response: In future filings we will include disclosure as to whether the board has a policy with respect to the consideration of diversity in identifying director nominees and related disclosures responsive to Item 407(c)(2)(vi) of Regulation S-K.

2.	Please confirm that in future filings you will revise your disclosure to include information required by Item 407(h) of Regulation S-K.

Response: In future filings we will include disclosure with respect to the leadership structure of our board  and  the board’s role in risk oversight responsive to Item 407(h) of Regulation S-K.

Forward Looking Statement Information, page 1

3.
We note your disclosure in the first paragraph of this section that “such forward-looking statements include, but are not limited to, the factors set forth herein.” In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Response: In future filings we will revise our forward looking statements disclosure to identify that we have addressed all known material risks in such section.

Management’s Discussion and Analysis

Results of Operations, page 16

4.
Where increases in line items are the result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified. For example, it appears that increases in gross revenues resulted from both price and volume changes. Please separately quantify the impact of each of these factors to the extent practicable. Our comment applies to the increases in commissions as well.

Response: In response to the Staff’s comment, in our Quarterly Report for the quarter ended June 30, 2011 (and in all future filings), we will expand our Management’s Discussion and Analysis to provide substantially as follows:

Revenues

Non-asset based transportation services

Gross revenues from transportation services, consisting of freight fees and other related services revenue, totaled $86,438,000 for the quarter ended June 30, 2011, as compared with $69,070,000 in the same prior year period, an increase of approximately 25%.  This increase is the direct result of the expansion and growth of the agent network resulting in a 7% increase in the number of transactions and a 13% increase in the average revenue per transaction.

Gross revenues from transportation services, consisting of freight fees and other related services revenue, totaled $161,381,000 for the six months ended June 30, 2011, as compared with $125,500,000 in the same prior year period, an increase of approximately 29%.  This increase is the direct result of the expansion and growth of the agent network resulting in a 12% increase in the number of transactions and a 12% increase in the average revenue per transaction.

Costs and expenses

Commissions totaled $39,463,000 for the year ended December 31, 2010, as compared with $26,816,000 in the prior year, an increase of 47%. This increase is the result of the increase in gross revenues of 52% offset by an increase in the cost of transportation of 1.3% and a decrease of .9% in the rate of commission paid based upon the mix of revenues generated by Sunteck agents with higher commission rates.

Liquidity and Capital Resources, page 19

5.
Please describe to us, and revise your future filings to disclose, each of the financial covenants contained in your credit agreements. Please also disclose whether you are in compliance with these covenants, and for those covenants for which you are at risk of breach, please quantify the company’s position as compared to the covenant.

Response: In response to the Staff’s comment in our Quarterly Report for the quarter ended June 30, 2011 (and in all future filings), we will expand Management’s Discussion and Analysis to provide substantially as follows:

….. and is subject to the maintenance of the following financial covenants: 1) fixed charge coverage ratio not less than 1.30:1; 2) funded debt to EBITDA ratio not more than 7.50:1 for 2010, 6.00:1 for 2011, 5.00:1 for 2012, and 4.00:1 for 2013 and thereafter; and 3) working capital ratio not less than 1.00:1. As of June 30, 2011 we were in compliance, and not at risk of breach, with respect to each of these covenants.

Consolidated Statements of Income, page F-4

6.
Please revise the format of your income statements to eliminate the gross profit subtotal. It is our view that this line item is not appropriate for service businesses including, but not limited to, logistics and non-asset based transportation companies. We believe that “income from operations” is the appropriate profitability measure for your business. This measure more closely conforms to standard industry practice. In this regard, please note that the first of the industry peers that you cited in your response dated October 6, 2009 has revised their presentation to eliminate the subtotal for gross profit. References to this measure should also be omitted from Selected Financial Data and from the narratives in MD&A and elsewhere throughout the filing. Please revise your presentation accordingly.

Response: In response to the Staff’s comment, we will revise our Consolidated Statement of Income presentation in our Quarterly Report for the quarter ended June 30, 2011 (and in all future filings), to provide substantially as follows:

AUTOINFO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
	Six Months Ended June 30,		Three Months Ended June 30,
	2011	2010	2011	2010

Gross revenues
Transportation services	$161,381,000	$125,500,000	$86,438,000	$69,070,000
Agent support services	1,063,000	976,000	527,000	491,000
Total revenues	162,444,000	126,476,000	86,965,000	69,561,000

Purchased transportation	132,788,000	102,526,000	71,001,000	56,503,000
Commissions	21,788,000	17,715,000	11,711,000	9,662,000
Operating expenses	5,036,000	3,994,000	2,661,000	2,016,000
	159,612,000	124,235,000	85,373,000	68,181,000

Income from operations	2,832,000	2,241,000	1,592,000	1,380,000
Interest expense	283,000	354,000	122,000	193,000

Income before income taxes	2,549,000	1,887,000	1,470,000	1,187,000
Income taxes (Note 2)	984,000	734,000	565,000	459,000

Net income	$1,565,000	$1,153,000	$905,000	$728,000

Further, we will modify the MD&A in our Quarterly Report for the quarter ended June 30, 2011 (and in future filings) to provide substantially as follows:

Costs and Expenses

Purchased transportation

Purchased transportation totaled $71,001,000 for the three months ended June 30, 2011, as compared with $56,503,000 in the same prior year period, an increase of 26%.   This is the direct result of the increase in gross revenues from transportation services.

Purchased transportation totaled $132,788,000 for the six months ended June 30, 2011, as compared with $102,526,000 in the same prior year period, an increase of 30%.   This is the direct result of the increase in gross revenues from transportation services of 28% during the period as well as the increased cost of purchased transportation during the period ended June 30, 2011 based upon an increase in demand for transportation and a decrease in the availability of truck capacity.  This decreased capacity is the direct result of the economic downturn which began at the end of 2008 and continued into 2010 and the negative impact it has had on asset based providers as well as the number of owner operators.

Note 1. Summary of Significant Accounting Policies, page F-7

7.
Refer to your discussion of revenue recognition agent support services on page F-8. We have reviewed your discussion of these activities on pages 2, 7, 19 and elsewhere throughout the filing. We have also reviewed your related response dated November 4, 2009. We note that, in general, the proceeds of your loans to sales agents are restricted as to use. That is, the loan proceeds must be invested, by the agent, in operating facilities, equipment and personnel so that they will contribute to future revenue enhancement that will benefit logistics and non-asset based transportation services, the major revenue generating activities of the company. We also note that you appear to be borrowing the funds that you lend to these agents. While you appear to classify the related interest expense that you pay on the borrowed funds as a non-operating item, you classify the interest income received as a component of revenues. If our understanding is correct, please provide your basis in GAAP for this accounting treatment. Alternatively, please tell us how our understanding is not correct. In this regard, we note that one of your significant independent agents has a new and unique arrangement entered into in fiscal 2009. Please address that unique arrangement separately from those of the other agents in your response.

Response: We do not believe your understanding is correct.  Borrowed funds are required and used to fund our working capital needs, not to fund loans made to agents. On average, we pay our vendors (primarily trucking companies) in less than 30 days. However, we generally collect our accounts receivable in 50 – 60 days.  Note that as of December 31, 2010 and 2009, the spread between accounts receivable and accounts payable was $26.5 million and $18.4 million, respectively. In addition, during the period 2003 - 2010, we generated income before income taxes of $20.1 million and, through the utilization of our federal net operating loss carryforward, was only subject to current cash income tax payments of approximately $1.9 million.  We used a portion of this $18.2 million in after tax net income to support the growth of our agent network primarily in the form of loans and advances. During this period, gross revenues from this agent network increased from $27.2 million in 2003 to $279.7 million in 2010. Lastly, note that for the year ended December 31, 2010, advances and other assets decreased by $458,000, yet, due to a 57% increase in transportation services revenue in 2010 and the timing of our cash flows as discussed above, borrowings on our loan payable with Regions Bank increased approximately $3.8 million. The terms of our loan to the significant agent are similar to those of our other loans in terms of the use restrictions.  Loans to the significant agent are required to be invested in operating facilities, equipment and personnel to contribute to future revenue growth. This arrangement was to support this agent from a start-up position.  In 2010, gross revenues from this agent totaled $116.6 million and our income generated from loans and advances to this agent totaled $1.8 million and $1.3 million in 2010 and 2009, respectively.

8.
You state that, in addition to interest on loans, revenue from agent support services consists of potential profit participations and realization on options to acquire equity. Please quantify the revenue received from either of these two sources in fiscal 2009, fiscal 2010 and during the quarter ended March 31, 2011. We assume that these revenues are exclusively attributable to the unique contractual arrangement with the single agent referenced above. Please confirm supplementally. If our assumption is not correct, please tell us more about the number and approximate percentage of your agents with similar contracts and describe the contractual terms of a representative contract.

Response: We confirm your assumption that these revenues are exclusively attributable to the contractual arrangement with the one significant agent.  There was no revenue received from either of these two sources in fiscal 2009, fiscal 2010 and during the quarter ended March 31, 2011.

The MD&A in our Annual Report on Form 10-K for the year ended December 31,2010 did address these revenues in the following paragraph on page 16:

We received interest payments of $1,811,000 and $1,255,000 in 2010 and 2009, respectively, on loans and advances to this agent but no incremental amounts were earned since the agent did not generate any pre-tax income in 2010 or 2009.  Future fee revenue is dependent upon several factors including the agent’s continued revenue growth and ability to control its costs.

The MD&A in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 did address these revenues in the following paragraph on page 10:

During the three month periods ended March 31, 2011 and 2010, we received interest payments of $489,000 and $453,000, respectively, on loans and advances to this agent but no incremental amounts were earned since the agent did not generate pre-tax income in 2011 or 2010.  Future fee revenue is dependent upon several factors including the continuation of the economic recovery and the agent’s continued revenue growth and implementation of cost control measures.

The MD&A in our Quarterly Report for the quarter ended June 30, 2011, and all future filings as applicable, will provide expanded disclosure substantially as follows:

During the three and six month periods ended June 30, 2011 and 2010, we received interest payments of $507,000 and $473,000, and $996,000 and $926,000, respectively, on loans and advances to this Agent but no incremental amounts were earned on either profit participation or realization on options to acquire equity since the Agent did not generate pre-tax income in 2011 or 2010.

9.	Please describe and quantify the individually significant components of the “Operating Expenses” attributed to the agent support services segment on page F-17.

Response:    “Operating Expenses” attributed to the agent support services segment on page F-17 consists primarily of salaries and related expenses of employees dedicated to this business segment.

10.
Refer to Note 2 on page F-10. You state that loans to sales agents bear interest at prime, prime plus 1%, 8% and 20%. We assume that the 8% and the 20% rates apply solely to the sales agent with the unique arrangement referenced above. Please advise, supplementally and in detail and tell us how you determine which of these two rates to apply to each advance. With regard to the rates at prime and at prime plus 1%, please tell us how you select the rate you charge to each agent and/or for each type of advance and describe how each of these rates compares to your actual borrowing rates.

Response:  Your assumption that the 8% and the 20% rates apply solely to the significant sales agent is correct.  When the arrangement with this agent was last modified in January 1, 2009 (prior to the acquisition consummated in July 2011 as disclosed in the Current Report on Form 8-K filed July 13, 2011), pursuant to an arms-length negotiation, a fixed portion of the loans was assigned the 8% interest rate and a variable loan pursuant to an approved total available line or credit was assigned the 20% interest rate. Since 2006, all other agent loans bear an interest rate of prime plus one.  During this period, we have changed banking relationships and interest rates have fluctuated accordingly; however, the interest rate charged has always exceeded our cost of money.  At December 31, 2010, our borrowing rate under our current facility with Regions Bank was 3% and prime plus one was 4 ¼%.

11.
Please refer to page 10 of your Form 10-Q for the period ended March 31, 2011. We note that one of your agents retains all gross profit earned on transactions it generates. If you include the sales and costs of these transactions in your income statement at gross, we assume that the profits related to these sales are returned to the agent in the form of commissions. Please advise, supplementally and in detail. In addition, please quantify the sales and the cost of sales generated by this one agent in fiscal 2009 and fiscal 2010, and during the quarter ended March 31, 2011. Quantify the commissions paid to this agent during each of these periods as well. Finally, please provide us with a copy of the agreement with this agent or tell us where the agreement has been previously filed. If there are other related agreements with this agent including, but not limited to the option agreement to convert the loan to equity, please provide us with those agreements as well. We may have further comments upon review of your response.

Response: Your assumption that profits related to these sales are returned to the agent is correct. The gross revenue generated by this agent is reduced by the cost of transportation and other direct operating costs.  Historically, the remaining profits are returned to this agent in the form of commissions.  The following table presents this data for the fiscal years 2009 and 2010 and for the quarter ended March 31, 2011:

	Quarter ended March 31, 2011	2010	2009
Gross revenue	$31,141,000	$116,562,000	$76,885,000
Cost of transportation	$25,679,000	$94,661,000	$63,213,000
Other direct operating costs	$2,720,000	$9,464,000	$4,033,000
Commissions paid	$2,742,000	$12,437,000	$9,639,000

In addition, we did include the following paragraph on page 10 of our Form 10-Q for the quarter ended March 31, 2011 disclosing the revenues generated by this agent:

This significant agent generated approximately 42% and 45% of gross transportation services revenues for the three months ended March 31, 2011 and 2010, respectively.

In reliance upon Item 601(10) of Regulation S-K, we previously concluded that  the contracts with this agent were entered into in the ordinary course of our business as they ordinarily accompany the kind of business that we conduct and do not fall within any of the exceptions set forth in Item 601(10)(ii) of Regulation S-K.  Should the staff desire, we will supplementally provide copies of these agreements for the Staff’s information.  We note, however, that in light of the transaction reported in our Current Report on Form 8-K filed July 13, 2011, each of these agreements was terminated.

12.
We assume that you arrived at the above contractual arrangement as a result of financial difficulties on the part of the agent. Please explain supplementally and tell us whether you intend to implement a more traditional contract when the agent’s financial circumstances improve. In this regard, we note that no pre-tax income was generated by the agent in fiscal 2010 or 2011, to date. Please quantify the advances to this agent as of December 31, 2010 and March 31, 2011. Tell us whether the agent has made all interest payments in a timely manner to date. In addition, tell us whether any payments on these advances were required and/or made in 2010 or 2011. Quantify the reserves recorded against these advances as of the above referenced balance sheet dates and explain why you consider them to be adequate.

Response:  The arrangement with this agent was not derivative of any financial difficulties that the agent was experiencing.  Consistent with our business model, these loans and advances were made to support start-up expenses, facilities costs and the associated operating expenses during the period in which this agent’s revenues increased from $0 to $116.6 million for the year ended December 31, 2010. Advances to this agent totaled $8.5 million and $8.2 Million at March 31, 2011 and December 31, 2010, respectively.  All loans and amounts due from this agent and from all agents are evaluated on an ongoing basis for collectability.  All interest payments have been made by this agent on a timely basis. There were no principal payments required to be made on these loans in 2010 or 2011.  Further, these loans were guaranteed by the agent’s principal shareholder and were collateralized by real estate holdings.  As a result, there were no reserves recorded against these advances at the above balance sheet dates.

As reported in our Current Report on Form 8-K filed on July 13, 2011, on July 8, 2011 (the “Closing Date”), we entered and consummated the transactions contemplated by an Asset Purchase Agreement (the “Acquisition Agreement”), dated as of July 8, 2011, by and among AutoInfo, Inc. and its affiliated entities, on the one hand, and Eleets Transportation Company, Inc. a Florida corporation (“Seller”) and Allen J. Steele, on the other hand, for the acquisition of substantially all of the operating assets of the Seller’s truck agent business division (the “Truck Agent Business Unit”).  The Truck Agent Business Unit was historically operated as a division of the Seller.

Prior to the acquisition, and since 2007, the Seller was a significant independent agent of AutoInfo to which AutoInfo provided agent support services, including loans and advances.  AutoInfo received interest on the loans and advances extended to the Seller at rates ranging from 8% to 20%. In addition, AutoInfo was entitled to receive a fee equal to 25% of the Seller’s pre-tax income, if any; however, no pre-tax income was generated by the Seller during the periods preceding the Closing Date.  Pursuant to the Acquisition Agreement all previous contractual arrangements between AutoInfo and its affiliated entities and the Seller were terminated.  AutoInfo will continue to provide Seller with certain support services for its asset based trucking business and brokerage business through December 31, 2011. Other than those contractual arrangements, there is no affiliation between the Seller and AutoInfo.

Under the terms of the Acquisition Agreement, AutoInfo acquired from the Seller all of Seller’s right, title and interest in and to all of the assets and properties, tangible and intangible, owned, held or used in connection with the Truck Agent Business Unit.  The purchase price for the acquired assets totaled approximately $10 million and principally consisted of an unconditional release and discharge of the Seller from approximately $9.4 million of indebtedness due to AutoInfo and its affiliated entities plus the assumption of certain liabilities.

13.
As a related matter, if your agent is retaining all of the gross profit on the transactions that it generates but it has no pretax income, please address the recoverability of the receivables that this agent is generating. Quantify the receivables from transactions generated by this agent that are recorded on your balance sheet as of December 31, 2010 and March 31, 2011. Quantify the related reserve balances you have recorded at each of these balance sheet dates. We assume that, if the receivables are not collectible, you are responsible for the related transportation costs. Please advise. We may have further comments upon review of your response.

Response: The balance of accounts receivable from transactions generated by this agent recorded on our balance sheet were $20.9 million and $18.7 million as of December 31, 2010 and March 31, 2011, respectively. Historically, bad debt write-offs have not been significant.  This agent is responsible for uncollectible accounts and we record a reserve on a monthly basis, which is deducted from commissions paid and against which actual uncollectible account write-offs are charged.  At March 31, 2011 and December 31, 2010 and for the periods then ended, these reserves were adequate to cover actual uncollectible accounts charges.

Exhibits 31A and 31B

14.
We note that the language in paragraph 4(a) of your certifications required by Exchange Act Rule 13a-14(a) differs from the language set out in Item 601(b)(31) of Regulation SK. Please confirm that in future filings, you will revise the certifications language accordingly.

Response: In future filings we will revise the language in our certifications required by Exchange Act Rule 13a-14(a) as set out in Item 601(b)(31) of Regulation SK.

* * * * * * *

AutoInfo, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments regarding this response.

Sincerely,

AutoInfo, Inc.

/s/ William Wunderlich
William Wunderlich
Chief Financial Officer